OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-102
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Orion HealthCorp, Inc.
(Name of Issuer)
Class A Common Stock, $.001 par value
(Title of Class of Securities)
68627W109
(CUSIP Number)
Paul H. Cascio, Brantley Partners, 3201 Enterprise Parkway, Suite 350,
Beachwood, Ohio 44122, (216) 464-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)
(Page 1 of 17 pages)

CUSIP No.	68627W109	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Brantley Venture Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1757020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,321,649

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,321,649

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,321,649

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W109	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Brantley Venture Management III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1757019

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		none

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,321,649+

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH	10	SHARED DISPOSITIVE POWER:

2,321,649+

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,321,649+

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W109	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Brantley Partners IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1859314

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		71,208,196*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		71,208,196*

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,208,196*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

52.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W109	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Brantley Venture Management IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1859308

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		none

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		71,208,196*+

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH	10	SHARED DISPOSITIVE POWER:

71,208,196*+

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,208,196*+

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

52.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W109	Page	6	of	17

1	NAMES OF REPORTING PERSONS: Pinkas Family Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-157851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		none

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		73,529,845*+

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH	10	SHARED DISPOSITIVE POWER:

73,529,845*+

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

73,529,845*+

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W109	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Robert P. Pinkas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		17,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		73,529,845*+

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,000

WITH	10	SHARED DISPOSITIVE POWER:

73,529,845*+

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

73,536,845*+

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     *These beneficial ownership calculations include the Class A Common Stock of Orion HealthCorp, Inc., issuable upon conversion of the Class D Common Stock or the exercise of stock options or warrants, as described in Items 3 and/or 5. The calculations assume the conversion factor for the Class D Common Stock is the initial conversion factor. As described in Item 3, the initial conversion price for the Class D Common Stock is one for one and is subject to change based on specified anti-dilution provisions.
     +The filing person has disclaimed beneficial ownership of certain shares, see Item 5.
     Information given in response to each item shall be deemed incorporated by reference in all other items.
     The Statement on Schedule 13D dated December 27, 2004, filed jointly by the reporting persons named therein is hereby further amended by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Brantley Venture Partners III, L.P. (“Brantley III”), a Delaware limited partnership, (ii) Brantley Venture Management III, L.P. (“Brantley Management”), a Delaware limited partnership, (iii) Brantley Partners IV, L.P. (“Brantley IV”), a Delaware limited partnership, (iv) Brantley Venture Management IV, L.P. (“Brantley IV Management”), a Delaware limited partnership, (v) Pinkas Family Partners, L.P. (“Pinkas LP”), a Delaware limited partnership, and (vi) Robert P. Pinkas, with respect to the items set forth below. Capitalized terms used herein but not otherwise defined in this Schedule 13D (Amendment No. 3) have the meaning set forth in the Schedule 13D, as originally filed. The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 11, 2006, a copy of which is filed herewith as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

     Item 3. Source and Amount of Funds or Other Consideration.
     All of the shares reported as beneficially owned that were acquired for cash consideration were acquired with working capital of the acquiring party and no shares were acquired with borrowed funds.
December 1, 2006 Transactions.
     On September 8, 2006, Brantley IV entered into a Stock Purchase Agreement with Orion HealthCorp, Inc. and Phoenix Life Insurance Company (“Phoenix”) pursuant to which Brantley IV and Phoenix agreed to purchase shares of the Company’s Class D Common Stock, par value $.001 per share. On December 1, 2006, the transactions contemplated by the Stock Purchase Agreement were closed and Brantley IV purchased 8,749,942 shares of the Company’s Class D Common Stock for a purchase price of $1,650,000 and Phoenix purchased 15,909,003 shares of the Company’s Class D Common Stock for a purchase price of $3,000,000. As of December 1, 2006 each share of Class D Common Stock was convertible into one share of Class A Common Stock. The number of shares reported as beneficially owned includes 8,749,942 shares of Class A Common Stock issuable on conversion of the Class D Common Stock as of December 1, 2006. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2.
     As previously reported Brantley IV acquired two convertible subordinated promissory notes (the “Brantley IV Notes”) on June 1, 2005, in the amounts of $1,025,000 and $225,000, respectively, to evidence the terms of loans that were made to the Company on March 16, 2005 and April 19, 2005. Under the terms of the Brantley IV Notes, as of December 1, 2006, the outstanding principal and interest was convertible into shares of the Company’s Class A Common Stock at a price per share of $1.042825. Copies of the Brantley IV Notes are attached hereto as Exhibits 3 and 4, respectively.

     In connection with the closing of the transactions contemplated under the Stock Purchase Agreement, the Company issued 1,383,825 shares of its Class A Common Stock to Brantley IV on conversion of the Brantley IV Notes.
     In addition, as previously reported Brantley IV purchased 7,863,966 shares of the Company’s Class B Common Stock. In connection with the closing of the transactions contemplated under the Stock Purchase Agreement, all 7,863,966 shares of Class B Common Stock were converted into 61,053,964 shares of the Company’s Class A Common Stock.
     The Class D Common Stock is, at the option of each holder, exercisable at any time and from time to time, convertible into a number of shares of the Company’s Class A Common Stock equal to the conversion factor (as defined below) in effect at the time such notice is given. The “Conversion Factor” will initially be one share of Class A Common Stock for each share of Class D Common Stock, subject to adjustment to such conversion ratio for subsequent issuances by the Company of shares of its capital stock, or rights to acquire such shares for less than the price the holders of the Class D Common Stock paid for their shares and for stock splits, combinations, stock dividends and certain other actions as more fully specified in the Company’s Third Amended and Restated Certificate of Incorporation.
     On June 17, 2005 Robert P. Pinkas was granted an option to purchase 17,000 shares of Class A Common Stock at an exercise price of $.84 a share. All of these options are currently exercisable and expire on June 17, 2015.
     Item 4. Purpose of Transaction.
     As a result of the transactions described in Item 3, Brantley III and Brantley IV collectively beneficially own, on an as converted basis, a majority of the voting stock of the Company. The shares of Class A Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Company’s common stock, as well as the Company’s financial position and operations and retain the right to change their investment intent. Depending upon a continuing assessment and upon future developments and contingent upon any restrictions contained in agreements to which the Reporting Persons are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or to otherwise dispose of some or all of the Class A Common Stock. In making such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions.
     Pursuant to a Stockholders Agreement, dated as of December 15, 2004 (the “Stockholders Agreement”), filed herewith as Exhibit 5, as amended from time to time, each of Brantley III and Brantley IV have agreed to cast all votes necessary to elect as members of the board of directors of the Company one director as shall have been nominated by each of Brantley III and Brantley IV. Brantley III and Brantley IV disclaim that they are part of a “group” by virtue of the Stockholders Agreement for purposes of Section 13(d)(3) of the 1934 Act, and each disclaims beneficial ownership of all securities of the Company held by any other party to the Stockholders Agreement.
     Other than as described above and in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:
(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

(j)	any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, Brantley III owns a total of 2,321,649 shares of Class A Common Stock, or approximately 1.7% on an as converted, fully-diluted basis. This is based on 134,507,820 shares of the Company’s Class A Common Stock issued and outstanding as of December 1, 2006, on an as converted, fully-diluted basis (the “Outstanding Stock”).
     As of the date hereof, Brantley IV beneficially owns a total of 71,208,196 shares of Class A Common Stock consisting of (i) 62,437,789 shares of Class A Common Stock, (ii) 8,749,952 shares of Class D Common Stock convertible into 8,749,952 shares of Class A Common Stock, and (iii) warrants exercisable for 20,455 shares of Class A Common Stock, or approximately 52.9% of the Outstanding Stock.
     As of the date hereof Brantley III Management may be deemed, in its capacity as general partner of Brantley III, to indirectly beneficially own a total of 2,321,649 shares of Class A Common Stock or approximately 1.7% of the Outstanding Stock. Brantley III Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

     As of the date hereof Brantley IV Management may be deemed, in its capacity as general partner of Brantley IV, to indirectly beneficially own a total of 71,208,196 shares of Class A Common Stock consisting of (i) 62,437,789 shares of Class A Common Stock, (ii) 8,749,952 shares of Class D Common Stock convertible into 8,749,952 shares of Class A Common Stock, and (iii) warrants exercisable for 20,455 shares of Class A Common Stock or approximately 52.9% of the Outstanding Stock. Brantley IV Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.
     As of the date hereof Pinkas LP may be deemed, in its capacity as general partner of Brantley III and Brantley IV, to indirectly own a total of 73,529,845 shares of Class A Common Stock consisting of (i) 64,759,438 shares of Class A Common Stock, (ii) 8,749,952 shares of Class D Common Stock convertible into 8,749,952 shares of Class A Common Stock, and (iii) warrants exercisable for 20,455 shares of Class A Common Stock or approximately 54.7% of the Outstanding Stock. Pinkas LP disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.
     As of the date hereof Mr. Pinkas may be deemed, by virtue of his relationships with the other Reporting Persons, to indirectly beneficially own a total of 73,529,845 shares of Class A Common Stock consisting of (i) 64,759,438 shares of Class A Common Stock, (ii) 8,749,952 shares of Class D Common Stock convertible into 8,749,952 shares of Class A Common Stock, and (iii) warrants exercisable for 20,455 shares of Class A Common Stock or approximately 54.7% of the Outstanding Stock. Mr. Pinkas disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Pinkas also owns 17,000 shares of Class A Common Stock subject to an option call of such shares are currently exercisable representing .013% of the Outstanding Stock.

     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the Stockholders Agreement, Brantley III and Brantley IV may be deemed to be part of a “group” for purposes of Section 13(d)(3) of the 1934 Act. Pursuant to the Stockholders Agreement, each of Brantley III and Brantley IV have agreed to cast all votes necessary to elect as member of the board of directors of the Company one director as shall be nominated by each of Brantley III and Brantley IV. Brantley III and Brantley IV disclaim that they are part of a “group” by virtue of the Stockholders Agreement, and each disclaims beneficial ownership of all securities of the Company held by any other party to the Stockholders Agreement
     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a “group” for purposes of Section13(d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a “group” by virtue of the relationships described herein, and each disclaims beneficial ownership of all securities of the Company held by any other entity except to the extent of its pecuniary interest therein.
     (b) Items 7 through 10 on pages 2 through 7 which relate to the voting and dispositive power are incorporated herein by reference to this response.
     The filing of this Statement shall not be construed as an admission that (i) Brantley III Management, Pinkas LP, or Mr. Pinkas are the beneficial owners of the shares held by Brantley III, or (ii) Brantley IV Management, Pinkas LP, the Minority Partners or Mr. Pinkas are the beneficial owners of the shares held by Brantley IV.
     (c) No transactions were effected during the last sixty days by any of the Reporting Persons except as disclosed in Item 3.

     (d) No person other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
     The responses to Items 3, 4 and 5 of this Schedule 13D (Amendment No. 3) and the Exhibits to this Statement are incorporated herein by reference. Brantley III and Brantley IV are party to the Stockholders Agreement described in Item 4.
     Item 7. Materials to be Filed as Exhibits.
     Exhibit 1: Joint Filing Amendment, dated as of December 11, 2006.
     Exhibit 2: Stock Purchase Agreement, dated as of September 8, 2006, among Orion HealthCorp, Inc., Brantley Partners IV, L.P. and Phoenix Life Insurance Company (incorporated by reference to Exhibit 10.3 to the Orion HealthCorp, Inc. Form 8-K filed September 11, 2006).
     Exhibit 3: Convertible Subordinated Promissory Note, dated as of June 1, 2005 (incorporated by reference to Exhibit 10.1 to the Orion HealthCorp, Inc. Form 8-K filed June 7, 2005).
     Exhibit 4: Convertible Subordinated Promissory Note, dated as of June 1, 2005 (incorporated by reference to Exhibit 10.2 to the Orion HealthCorp, Inc. Form 8-K filed June 7, 2005).
     Exhibit 5: Stockholders Agreement dated as of December 15, 2004 (incorporated by reference to Exhibit 10.14 to the Orion HealthCorp, Inc. Form 8-K field June 7, 2004).

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2006	Brantley Venture Partners III, L.P.
	By:	Brantley Venture Management III, L.P., its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio, Authorized Signatory

Dated: December 11, 2006	Brantley Venture Management III, L.P.

	By:	/s/ Paul H. Cascio

Paul H. Cascio, Authorized Signatory

Dated: December 11, 2006	Brantley Partners IV, L.P.
	By:	Brantley Venture Management IV, L.P.,
its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio, its General Partner

Dated: December 11, 2006	Brantley Venture Management IV, L.P.

	By:	/s/ Paul H. Cascio

Paul H. Cascio, Authorized Signatory

Dated: December 11, 2006	Pinkas Family Partners, L.P.

	By:	/s/ Robert P. Pinkas

Robert P. Pinkas, Authorized Signatory

Dated: December 11, 2006	/s/ Robert P. Pinkas

Robert P. Pinkas

EXHIBIT 1
AGREEMENT REGARDING THE JOINT FILING
OF SCHEUDLE 13(D) (AMENDMENT NO. 3)
     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13D (Amendment No. 3) to which this Exhibit is attached, and such Schedule 13D (Amendment No. 3) is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D (Amendment No. 3) and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 11, 2006	Brantley Venture Partners III, L.P.
	By:	Brantley Venture Management III, L.P.,
its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio, Authorized Signatory

Dated: December 11, 2006	Brantley Venture Management III, L.P.

	By :	/s/ Paul H. Cascio

Paul H. Cascio, Authorized Signatory

Dated: December 11, 2006	Brantley Partners IV, L.P.
	By:	Brantley Venture Management IV, L.P.,
its General Partner

	By:	/s/ Paul H. Cascio

Paul H. Cascio, its General Partner

Dated: December 11, 2006	Brantley Venture Management IV, L.P.

	By:	/s/ Paul H. Cascio

Paul H. Cascio, Authorized Signatory

Dated: December 11, 2006	Pinkas Family Partners, L.P.

	By:	/s/ Robert P. Pinkas

Robert P. Pinkas, Authorized Signatory

Dated: December 11, 2006	/s/ Robert P. Pinkas

Robert P. Pinkas